FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS
1.
   CHMP positive opinion Bevespi Aerosphere

19 October 2018 13:00 BST

CHMP issues a positive opinion for Bevespi Aerosphere
 for the treatment of chronic obstructive pulmonary disease

AstraZeneca today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency has adopted a positive opinion, recommending the marketing authorisation for Bevespi Aerosphere (glycopyrronium/formoterol fumarate) in a pressurised metered-dose inhaler (pMDI) as a maintenance dual bronchodilator treatment to relieve symptoms in adult patients with chronic obstructive pulmonary disease (COPD).

The CHMP recommendation is based on the Phase III PINNACLE programme, which demonstrated the efficacy and safety of Bevespi Aerosphere and involved more than 5,000 patients with moderate to very severe COPD.

Dr Colin Reisner, Head of Respiratory, Global Medicines Development, said: "Bevespi Aerosphere is the only fixed-dose long-acting muscarinic antagonist/long-acting beta2-agonist that is delivered in a pressurised metered-dose inhaler. Today's positive CHMP opinion means COPD patients in Europe are one step closer to having this new dual bronchodilator treatment available to them."

Bevespi Aerosphere is approved in the US, Canada and Australia as a dual bronchodilator for the long-term maintenance treatment of COPD.

About COPD
COPD is a progressive disease which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness.1 It affects an estimated 384 million people worldwide and is predicted to be the third leading cause of death by 2020.1,2 Improving lung function, reducing exacerbations and managing daily symptoms such as breathlessness are important to the management of COPD.1

About the Phase III PINNACLE programme
PINNACLE 1, 2 and 4 were randomised, double-blinded, multi-centre, placebo-controlled trials conducted over 24 weeks, which compared the efficacy and safety of Bevespi Aerosphereadministered twice daily via a pMDI, compared to its monotherapy components (glycopyrronium and formoterol fumarate) and to placebo.3,4,5 In PINNACLE 1, open-label tiotropium was included as an active control.3 PINNACLE 3 was a multi-centre, randomised, double-blinded, parallel-group, chronic-dosing, active-controlled, 28-week safety extension trial of PINNACLE 1 and 2, which evaluated the long-term safety, tolerability, and efficacy of Bevespi Aerosphere administered twice daily via a pMDI compared to its monotherapy components.6 All the trials were conducted in patients with moderate to very severe COPD.

About Bevespi Aerosphere
Bevespi Aerosphere is a fixed-dose dual bronchodilator combining glycopyrronium, a long-acting muscarinic antagonist (LAMA), and formoterol fumarate, a long-acting beta2-agonist (LABA). Bevespi Aerosphere is the only LAMA/LABA with Aerosphere Delivery Technology. Results from an imaging trial have shown that Bevespi Aerosphere effectively delivers medicine to both the large and small airways.7Aerosphere Delivery Technology is also the platform for other potential new medicines including PT010, AstraZeneca's triple combination of budesonide/glycopyrronium/formoterol fumarate.

About AstraZeneca in Respiratory Disease
Respiratory disease is one of AstraZeneca's main therapy areas, and the Company has a growing portfolio of medicines that reached more than 18 million patients in 2017. AstraZeneca's aim is to transform asthma and COPD treatment through inhaled combinations at the core of care, biologics for the unmet needs of specific patient populations, and scientific advancements in disease modification.

The Company is building on a 40-year heritage in respiratory disease and AstraZeneca's capability in inhalation technology spans pressurised metered-dose inhalers and dry powder inhalers, as well as the Aerosphere Delivery Technology. The company also has a growing portfolio of respiratory biologics including Fasenra (anti-eosinophil, anti-IL-5rɑ), approved for severe eosinophilic asthma and in development for severe nasal polyposis, and tezepelumab (anti-TSLP), which has been granted Breakthrough Therapy designation by the US Food and Drug Administration in patients with severe asthma and is in Phase III trials. AstraZeneca's research is focused on addressing underlying disease drivers focusing on the lung epithelium, lung immunity and lung regeneration.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit http://www.astrazeneca.com/ and follow us on Twitter @AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jennifer Hursit	UK/Global	+44 203 749 5762
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1.   GOLD. Global Strategy for the Diagnosis, Management and Prevention of COPD, Global Initiative for Chronic Obstructive Lung Disease (GOLD) 2018. [Online]. Available at: http://goldcopd.org. Last accessed: October 2018.
2.   Adeloye D, Chua S, Lee C, et al. Global Health Epidemiology Reference Group (GHERG). Global and regional estimates of COPD prevalence: Systematic review and meta-analysis. J Glob Health. 2015; 5 (2): 020415.
3.   Clinicaltrials.gov. Efficacy and Safety of PT003, PT005, and PT001 in Subjects With Moderate to Very Severe Chronic Obstructive Pulmonary Disease (COPD); (PINNACLE 1). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT01854645. Last accessed: October 2018.
4.   Clinicaltrials.gov. Multi-Center Study to Assess the Efficacy and Safety of PT003, PT005, and PT001 in Subjects With Moderate to Very Severe COPD (PINNACLE 2). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT01854658. Last accessed: October 2018.
5.   AstraZeneca plc. Bevespi Aerosphere demonstrates statistically significant improvement in lung function in patients with COPD. [Online]. Available at: https://www.astrazeneca.com/media-centre/press-releases/2017/bevespi-aerosphere-demonstrates-statistically-significant-improvement-in-lung-function-in-patients-with-copd-25092017.html Last accessed: October 2018
6.   Clinicaltrials.gov. Extension Study to Evaluate the Safety and Efficacy of PT003, PT001, and PT005 in Subjects With Moderate to Very Severe COPD, With Spiriva® Handihaler® (PINNACLE 3). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT01970878. Last accessed: October 2018.
7.   AstraZeneca. Aerosphere Delivery Technology - Global Core Claims Guide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 October 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary